

Mail Stop 4720

September 2, 2015

Patrick A. Burrow
Executive Vice President & General Counsel
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

> **Re: Simmons First National Corporation**
> **Registration Statement on Form S-4**
> **Filed August 20, 2015**
> **File No. 333-206485**

Dear Mr. Burrow:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger

Background of the Merger, page 32

1. We note your disclosure on page 34 that the Ozark Trust board of directors considered indications of interest it received from other parties in reaching its decision to approve the merger agreement with Simmons. Please expand your discussion of the background of the merger to briefly discuss the indications of interest that Ozark Trust received.

Opinion of Ozark Trust's Financial Advisor, page 35

2. We note that senior management of Ozark Trust provided certain financial projections to KBW and that KBW relied upon these financial projections in preparing its fairness opinion. In particular, we note that KBW relied upon financial projections from Ozark Trust in preparing the forecasted pro forma financial impact analysis and the discounted cash flow analysis. Please disclose any material projections provided to KBW, including revenue, income and income per share, as applicable. Alternatively, please explain why such information is not material to security holders.

The Agreement and Plan of Merger

Representations and Warranties, page 50

3. We note your disclosure concerning the representations, warranties and covenants contained in the merger agreement. Please note that disclosure regarding an agreement's representations, warranties or covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services I

cc: Timothy Grooms
        Quattlebaum, Grooms & Tull PLLC